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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Jo-Ann Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    47758P307
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Michael Luper, Olstein & Associates, L.P.
                 4 Manhattanville Road, Purchase, NY 10577-2119
                            Telephone: (914) 269-6100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 11, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because ofss.ss.240.13d-1(e),  240.13d-1(f) or 240.13d-1(g),  check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

         Persons who respond to the collection of information contained in the form are not required to respond unless the form
                 displays a currently valid OMB control number.

CUSIP No.  47758P307
--------------------------------------------------------------------------------

1.   Name of Reporting Persons.
     I. R. S. Identification Nos. of above persons (entities only).

     Olstein & Associates, L.P. (Tax ID: 133813766)

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     Not Applicable

--------------------------------------------------------------------------------

3.   SEC Use Only _______________________________________________

--------------------------------------------------------------------------------

4.   Source of Funds OO - See Item 3.

--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e) [ ]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization: New York

--------------------------------------------------------------------------------

Number of      7. Sole Voting Power:            1,917,900
Shares        ------------------------------------------------------------------
Beneficially   8. Shared Voting Power:          None
Owned by      ------------------------------------------------------------------
Each           9. Sole Dispositive Power:       1,917,900
Reporting     ------------------------------------------------------------------
Person With:  10. Shared Dispositive Power:     None
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned By Each Reporting Person: 1,917,900

12.  Check if the Aggregate Amount In Row (11) Excludes Certain Shares: [__]

13.  Percentage of Class Represented by Amount in Row (11): 7.9%

--------------------------------------------------------------------------------

14.  Type of Reporting Person
     IA
--------------------------------------------------------------------------------

CUSIP No.  47758P307
--------------------------------------------------------------------------------

1.   Name of Reporting Persons.
     I. R. S. Identification Nos. of above persons (entities only).

     The Olstein Funds (Tax ID: 133837394)

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     Not Applicable

--------------------------------------------------------------------------------

3.   SEC Use Only _______________________________________________

--------------------------------------------------------------------------------

4.   Source of Funds WC - See Item 3.

--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e) [__]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization: Delaware

--------------------------------------------------------------------------------

Number of      7. Sole Voting Power:            1,727,500
Shares        ------------------------------------------------------------------
Beneficially   8. Shared Voting Power:          None
Owned by      ------------------------------------------------------------------
Each           9. Sole Dispositive Power:       1,727,500
Reporting     ------------------------------------------------------------------
Person With:  10. Shared Dispositive Power:     None
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned By Each Reporting Person: 1,727,500

12.  Check if the Aggregate Amount In Row (11) Excludes Certain Shares: [__]

13.  Percentage of Class Represented by Amount in Row (11): 7.1%

--------------------------------------------------------------------------------

14.  Type of Reporting Person
     IV
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

This  statement  relates  to the common  stock (no par value) of Jo-Ann  Stores,
Inc., an Ohio corporation (the "Issuer"). The principal executive offices of the
Issuer are located at: 5555 Darrow Road, Hudson, Ohio 44236.

Item 2. Identity and Background.

Olstein & Associates, L.P.

(a)  Name: Olstein & Associates, L.P.

(b)  State or Other Place of its Organization: New York

(c)  Principal  Business:   A  federally   registered   investment  adviser  and
     broker-dealer

(d)  Principal Office Address: 4 Manhattanville Road, Purchase, NY 10577-2119

(e)  During  the last  five  years,  Olstein  &  Associates,  L.P.  has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)  During the last five years, Olstein & Associates, L.P. has not been a party to a civil  proceeding  of a judicial or  administrative  body of competent jurisdiction  and as a result of such  proceeding  was or is  subject  to a judgment,  decree  or  final  order  enjoining  future  violations  of,  or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Olstein Funds

(a)  Name: The Olstein Funds

(b)  State or Other Place of its Organization: Delaware

(c)  Principal Business: A federally  registered open-end management  investment company

(d)  Principal Office Address: 4 Manhattanville Road, Purchase, NY 10577-2119

(e)  During the last five years,  The Olstein Funds has not been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)  During the last five  years,  The  Olstein  Funds has not been a party to a civil  proceeding  of  a  judicial  or  administrative  body  of  competent jurisdiction  and as a result of such  proceeding  was or is  subject  to a judgment,  decree  or  final  order  enjoining  future  violations  of,  or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Olstein Advisers, LLC, general partner of Olstein & Associates, L.P.

(a)  Name: Olstein Advisers, LLC

(b)  State or Other Place of its Organization: Delaware

(c)  Principal Business: Holding Company

(d)  Principal Office Address: 4 Manhattanville Road, Purchase, NY 10577-2119

(e)  During the last five years, Olstein Advisers, LLC has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

(f)  During the last five years, Olstein Advisers, LLC has not been a party to a civil  proceeding  of  a  judicial  or  administrative  body  of  competent jurisdiction  and as a result of such  proceeding  was or is  subject  to a judgment,  decree  or  final  order  enjoining  future  violations  of,  or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Olstein, Inc., managing member of Olstein Advisers, LLC

(a)  Name: Olstein, Inc.

(b)  State or Other Place of its Organization: New York

(c)  Principal Business: Holding Company

(d)  Principal Office Address: 4 Manhattanville Road, Purchase, NY 10577-2119

(e)  During the last five  years,  Olstein,  Inc.  has not been  convicted  in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)  During the last five years,  Olstein,  Inc. has not been a party to a civil proceeding of a judicial or administrative  body of competent  jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating activities  subject  to,  federal or state  securities  laws or finding any violation with respect to such laws.

Robert A.  Olstein,  Chairman,  Chief  Executive  Officer  and Chief  Investment
Officer of Olstein & Associates, L.P. and Sole Shareholder of Olstein, Inc.

(a)  Name: Robert A. Olstein

(b)  Business Address: 4 Manhattanville Road, Purchase, NY 10577-2119

(c)  Present principal occupation or employment and name, principal business and address of any  corporation or other  organization in which such employment is  conducted:  Chairman,  Chief  Executive  Officer  and Chief  Investment
     Officer of Olstein & Associates,  L.P. See above for information  regarding
     Olstein & Associates, L.P.

(d)  During the last five years,  Robert A. Olstein has not been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five  years,  Robert A.  Olstein  has not been a party to a civil  proceeding  of  a  judicial  or  administrative  body  of  competent jurisdiction  and as a result of such  proceeding  was or is  subject  to a judgment,  decree  or  final  order  enjoining  future  violations  of,  or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Olstein & Associates,  L.P. ("Olstein"),  an investment adviser registered under
Section  203 of the  Investment  Advisers  Act of 1940,  as  amended,  furnishes investment  advice to the Olstein  Financial Alert Fund, a series of The Olstein
Funds,  an investment  company  registered  under the Investment  Company Act of
1940, as amended (the "1940 Act"), and to the Legg Mason Partners Classic Values
Fund,  a series of the Legg  Mason  Partners  Investment  Trust,  an  investment company registered under the 1940 Act (collectively,  the "Funds").  In its role as investment  adviser or manager,  Olstein  possesses voting and/or  investment power over the assets of the Funds and it is through the  investment  discretion over these assets that Olstein  purchased the securities of the Issuer described in this Schedule 13D.

Olstein  Advisers,  LLC,  Olstein,  Inc.  and  Robert  A.  Olstein  all  do  not
beneficially  own  securities  of the  Issuer  except  to the  extent  that  the securities  described  in this  Schedule 13D may be deemed to be  controlled  by these persons through their control of Olstein.

Note: In its role as investment  adviser or manager,  Olstein  possesses  voting and/or  investment  power over the  securities  of the Issuer  described in this
Schedule 13D that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer  held by the Funds.  However,  all  securities reported in this Schedule 13D are owned by the Funds.  Pursuant to Rule 13d-4 of the Securities  Exchange Act of 1934, as amended (the "Exchange  Act"),  Olstein disclaims  beneficial ownership of such securities.  In addition,  the filing of this  Schedule 13D shall not be construed  as an  admission  that the  reporting persons  or any of its  affiliates  is the  beneficial  owner of any  securities covered by this  Schedule 13D for any other  purposes  than Section 13(d) of the
Exchange Act.

Item 4. Purpose of Transaction.

The  securities  covered by this Schedule 13D were acquired by Olstein on behalf of the Funds for the purpose of  investment.  Olstein  believes  that the Common
Stock of the Issuer is undervalued and that steps can and should be taken by the
Issuer to increase the market  valuation of the Common  Stock.  Olstein plans to communicate with the Issuer on alternatives for realizing the unrecognized value of the Issuer and  suggestions for improving  management of the Issuer.  Olstein intends to continue its dialogue  with,  and to take an active  interest in, the
Issuer  regarding,  among other  things,  the Issuer's  strategic  direction and corporate governance and management.

Olstein may in the future, on behalf of the Funds,  acquire additional shares of
Common Stock of the Issuer,  in the open market and may also,  depending on then current  circumstances,  dispose  of  all  or a  portion  of  the  Common  Stock beneficially  owned by it in one or more  transactions.  Other than as described above,  Olstein does not have any present plans or proposals  which relate to or that would result in any of the actions or transactions  described in paragraphs
(a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)  Olstein & Associates, L.P.:

     Aggregate Amount Beneficially Owned: 1,917,900

     Percentage of Class Represented: 7.9%

     The Olstein Funds:

     Aggregate Amount Beneficially Owned: 1,727,500

     Percentage of Class Represented: 7.1%

Note: In its role as investment  adviser or manager,  Olstein  possesses  voting and/or  investment  power over the  securities  of the Issuer  described in this
Schedule 13D that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer  held by the Funds.  However,  all  securities reported in this Schedule 13D are owned by the Funds.  Pursuant to Rule 13d-4 of the Exchange Act, Olstein disclaims beneficial ownership of such securities.  In addition, the filing of this Schedule 13D shall not be construed as an admission that the reporting  persons or any of its affiliates is the beneficial  owner of any securities  covered by this Schedule 13D for any other purposes than Section
13(d) of the Exchange Act.

(b)  Olstein & Associates, L.P.:

     Sole Voting Power: 1,917,900

     Shared Voting Power: None

     Sole Dispositive Power: 1,917,900

     Shared Dispositive Power: None

     The Olstein Funds:

     Sole Voting Power: 1,727,500

     Shared Voting Power: None

     Sole Dispositive Power: 1,727,500

     Shared Dispositive Power: None

(c):  Olstein & Associates:

------------------- ------------- ------------ --------------- -----------------
 Identity of                                                    Where and
 Person who                        Amount of                    How the
 Effected the        Date of       Securities  Price Per Share  Transaction
 Transaction         Transaction   Involved    of Unit          was Effected
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             09/20/06          300        16.9395      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             09/26/06        5,700        16.9400      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the
Legg Mason                                                       Sell through
Partners Classic                                                 Brokerage
Values Fund            09/26/06          800        16.9400      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             10/02/06        6,100        16.9811      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the
Legg Mason                                                       Sell through
Partners Classic                                                 Brokerage
Values Fund            10/02/06          900        16.9811      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             10/04/06       24,700        16.9414      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the
Legg Mason                                                       Sell through
Partners Classic                                                 Brokerage
Values Fund            10/04/06        3,400        16.9414      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             10/05/06        7,100        16.9395      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the
Legg Mason                                                       Sell through
Partners Classic                                                 Brokerage
Values Fund            10/05/06          900        16.9395      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             10/06/06       45,600        16.9395      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the
Legg Mason                                                       Sell through
Partners Classic                                                 Brokerage
Values Fund            10/06/06        5,500        16.9395      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             10/09/06       15,500        17.0232      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the
Legg Mason                                                       Sell through
Partners Classic                                                 Brokerage
Values Fund            10/09/06        1,900        17.0232      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             10/11/06       62,400        17.0038      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the
Legg Mason                                                       Sell through
Partners Classic                                                 Brokerage
Values Fund            10/11/06        7,600        17.0038      Transaction
------------------- ------------- ------------ --------------- -----------------

     The Olstein Funds:

------------------- ------------- ------------ --------------- -----------------
 Identity of                                                    Where and
 Person who                        Amount of                    How the
 Effected the        Date of       Securities  Price Per Share  Transaction
 Transaction         Transaction   Involved    of Unit          was Effected
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             09/20/06          300        16.9395      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             09/26/06        5,700        16.9400      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             10/02/06        6,100        16.9811      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             10/04/06       24,700        16.9414      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             10/05/06        7,100        16.9395      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             10/06/06       45,600        16.9395      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             10/09/06       15,500        17.0232      Transaction
------------------- ------------- ------------ --------------- -----------------
Olstein &
Associates on
behalf of the                                                    Sell through
Olstein Financial                                                Brokerage
Alert Fund             10/11/06       62,400        17.0038      Transaction
------------------- ------------- ------------ --------------- -----------------

(d)  Not applicable

(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
     Securities of the Issuer.

Other than as disclosed  above in Item 3, no persons  named in Item 2 herein has any contract,  arrangement,  understanding or relationship  (legal or otherwise)
with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements,  puts or calls, guarantees of profits,  division of profits or losses, or the giving or withholding of proxies.

Item 7. Material Filed as Exhibits.

Exhibit A - Agreement Regarding Joint Filing of Schedule 13D

                                   SIGNATURES

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Olstein & Associates, L.P.              The Olstein Funds
By: Olstein Advisers, LLC,
General Partner

By:   /s/ Michael Luper                 By:   /s/ Michael Luper
Name:  Michael Luper                    Name:  Michael Luper
Title: Executive Vice President         Title: Chief Accounting Officer
                                               and Treasurer
Date:  October 12, 2006                 Date:  October 12, 2006

                                                                       Exhibit A

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13D

Olstein  &  Associates,   L.P.  (an  investment  adviser  registered  under  the
Investment  Advisers Act of 1940) and The Olstein  Funds,  a Delaware  statutory trust,  hereby agree to file jointly the statement on Schedule 13D to which this
Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13d-1 under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties  hereto is responsible  for the timely filing of such  statement  and any  amendments  thereto,  and for the completeness  and accuracy of the  information  concerning  such party contained therein,  but such party is not responsible for the  completeness or accuracy of information  concerning the other party unless such party knows or has reason to believe that such information is inaccurate.  It is understood and agreed that a copy of this  Agreement  shall be  attached  as an exhibit to the  statement  on
Schedule 13D, and any amendments hereto,  filed on behalf of each of the parties hereto.

Olstein & Associates, L.P.              The Olstein Funds
By: Olstein Advisers, LLC,
General Partner

By:   /s/ Michael Luper                 By:   /s/ Michael Luper
Name:  Michael Luper                    Name:  Michael Luper
Title: Executive Vice President         Title: Chief Accounting Officer
                                               and Treasurer
Date:  October 12, 2006                 Date:  October 12, 2006